Platinum Group Metals Ltd
Suite 800 – 409 Granville Street
Vancouver BC, V6C 1T2, Canada
P: (604) 899-5450
F: (604) 484-4710
www.platinumgroupmetals.net

Amended Certification of Qualifications

I, Darin W. Wagner (M.Sc., P. Geo), a Professional Geologist registered in Ontario and residing at 12211 210th Street, Maple Ridge, B.C. V2X 8B9, do hereby certify that:

1. I have been employed by Platinum Group Metals Ltd. and New Millennium Metals Corporation with which Platinum Group Metals Ltd. was merged in February of 2002 as Exploration Manager and Vice-President, Exploration respectively since March 2000. As an employee of Platinum Group Metals Ltd. the author cannot be considered to be independent under section 1.5 of National Instrument 43-101.

2. I have been employed as a practicing geologist since 1991 in British Columbia, Ontario, the Northwest Territories and Overseas.

3. I received a B. Sc. degree in Geology from the University of Waterloo in 1989.

4. I received an M. Sc. degree in Geology from Carleton University in 1993.

5. I am a member in good standing of the Association of Geoscientists of Ontario (membership number 0227) and as such meet may be considered a qualified person on National Instrument 43-101.

6. I have personally supervised and been responsible for exploration on the Lac Des Iles Project from the outset of exploration in 2000, have visited the properties on numerous occasions and most recently to the date of this report from October 2 to November 12, 2003, and as such have knowledge of the facts enclosed and believe them to be true.

7. I was personally responsible for the preparation of this report entitled "Technical Report on the Lac des Iles Pt-Pd Project – Lac des Iles River, Shelby Lake and South Legris Properties" and dated January 13th, 2004 in it's entirety.

8. I previously prepared technical reports, dated December 7, 2001 and February 6, 2003, which covered exploration work on the Properties included herein.

9. I am not aware of any material facts or materials changes as at the date of this technical report with respect to the subject matter of the technical report which is not reflected in the technical report, the omission to disclose which makes the technical report misleading.

DW

10. I acknowledge that I have read and understood National Instrument 43-101, Form 43-101F1 and acknowledge that this technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

Dated this 14th day of January, 2004 and amended this 30th day of November, 2005

Darin W. Wagner, M.Sc., P.Geo

PROFESSIONAL GEOSCIENTIST
DARIN W. WAGNER
PRACTISING MEMBER
0227
ONTARIO